Registration No. 333-185472
                                                1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3947

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 18, 2013 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


      Dorsey Wright Relative Strength Dividend Portfolio, Series 8

                                 FT 3947

FT 3947 is a series of a unit investment trust, the FT Series. FT 3947 consists of a single portfolio known as Dorsey Wright Relative Strength Dividend Portfolio, Series 8 (the "Trust"). The Trust consists of a diversified portfolio of common stocks ("Common Stocks") and a closed-end fund which has elected to be treated as a business development company ("Closed-End Fund"). Collectively, the Common Stocks and Closed-End Fund are referred to as the "Securities." The Trust seeks above-average total return through a combination of capital appreciation and dividend income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-1675


             The date of this prospectus is January 18, 2013

                            Table of Contents

Summary of Essential Information                                 3
Fee Table                                                        4
Report of Independent Registered Public Accounting Firm          5
Statement of Net Assets                                          6
Schedule of Investments                                          7
The FT Series                                                    9
Portfolio                                                        9
Risk Factors                                                    11
Portfolio Securities Descriptions                               14
Public Offering                                                 17
Distribution of Units                                           20
The Sponsor's Profits                                           21
The Secondary Market                                            21
How We Purchase Units                                           22
Expenses and Charges                                            22
Tax Status                                                      23
Retirement Plans                                                25
Rights of Unit Holders                                          25
Income and Capital Distributions                                26
Redeeming Your Units                                            27
Investing in a New Trust                                        28
Removing Securities from the Trust                              28
Amending or Terminating the Indenture                           29
Information on Dorsey, Wright & Associates, the Sponsor,
     Trustee, FTPS Unit Servicing Agent and Evaluator           29
Other Information                                               31

                    Summary of Essential Information

      Dorsey Wright Relative Strength Dividend Portfolio, Series 8
                                 FT 3947


At the Opening of Business on the Initial Date of Deposit-January 18, 2013


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.
      Portfolio Consultant:   Dorsey, Wright & Associates

Initial Number of Units (1)                                                                                     16,997
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/16,997
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $   10.000
    Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                            __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                   9.900
    Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                            __________
Redemption Price per Unit (5)                                                                                    9.755
    Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
    Less Organization Costs per Unit (5)                                                                         (.051)
                                                                                                            __________
Net Asset Value per Unit                                                                                    $    9.654
                                                                                                            ==========
Estimated Net Annual Distribution per Unit for the first year (6)                                           $    .3418
Cash CUSIP Number                                                                                           30271S 107
Reinvestment CUSIP Number                                                                                   30271S 115
Fee Accounts Cash CUSIP Number                                                                              30271S 123
Fee Accounts Reinvestment CUSIP Number                                                                      30271S 131
FTPS CUSIP Number                                                                                           30271S 149
Pricing Line Product Code                                                                                       082665
Ticker Symbol                                                                                                   FNEADX

First Settlement Date                                      January 24, 2013
Mandatory Termination Date (7)                             April 21, 2014
Income Distribution Record Date                            Tenth day of each month, commencing February 10, 2013.
Income Distribution Date (6)                               Twenty-fifth day of each month, commencing February 25, 2013.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and the estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuer of the Closed-End Fund will receive consistent distributions from the underlying securities in which it invests and, therefore, that it or the issuers of the Common Stocks, will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table," "Risk Factors" and "Expenses and Charges." The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of the Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

(7) See "Amending or Terminating the Indenture."


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                             1.00%(a)      $.100
   Deferred sales charge                                                                            1.45%(b)      $.145
   Creation and development fee                                                                     0.50%(c)      $.050
                                                                                                    _______       _______
   Maximum sales charge (including creation and development fee)                                    2.95%         $.295
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                     .510%(d)      $.0510
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                                  .080%         $.0080
   Trustee's fee and other operating expenses                                                       .138%(f)      $.0138
   Acquired Fund fees and expenses                                                                  .190%(g)      $.0190
                                                                                                    _______       _______
      Total                                                                                         .408%         $.0408
                                                                                                    =======       =======

                              Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust, and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests.
Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

          1 Year       3 Years      5 Years      10 Years
          ______       _______      _______      ________
          $387         $973         $1,320       $2,704

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 19, 2013.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which include a one-time portfolio consultant fee, will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Closed-End Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not an actual Trust operating expense, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the Closed-End Fund in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Closed-End Fund expenses disclosed in the fund's most recent Securities and Exchange Commission filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Closed-End Fund shares were held directly.


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 3947

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 3947, comprising Dorsey Wright Relative Strength Dividend Portfolio, Series 8 (the "Trust"), as of the opening of business on January 18, 2013 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on January 18, 2013, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 3947, comprising Dorsey Wright Relative Strength Dividend Portfolio, Series 8, as of the opening of business on January 18, 2013 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
January 18, 2013

                         Statement of Net Assets

      Dorsey Wright Relative Strength Dividend Portfolio, Series 8
                                 FT 3947


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2013


                                                          NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                                $168,273
Less liability for reimbursement to Sponsor for organization costs (3)                                                (867)
Less liability for deferred sales charge (4)                                                                        (2,465)
Less liability for creation and development fee (5)                                                                   (850)
                                                                                                                  ________
Net assets                                                                                                        $164,091
                                                                                                                  ========
Units outstanding                                                                                                   16,997
Net asset value per Unit (6)                                                                                      $  9.654

                                                    ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                             $169,972
Less maximum sales charge (7)                                                                                       (5,014)
Less estimated reimbursement to Sponsor for organization costs (3)                                                    (867)
                                                                                                                  ________
Net assets                                                                                                        $164,091
                                                                                                                  ========
______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of April 21, 2014.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0510 per Unit for the Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 19, 2013 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2013. If Unit holders redeem Units before June 20, 2013, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the end of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

      Dorsey Wright Relative Strength Dividend Portfolio, Series 8
                                 FT 3947


At the Opening of Business on the Initial Date of Deposit-January 18, 2013


                                                                           Percentage
                                                                           of Aggregate    Number    Market     Cost of
Ticker Symbol and                                                          Offering        of        Value per  Securities to
Name of Issuer of Securities (1)(3)                                        Price           Shares    Share      the Trust (2)
___________________________________                                        ____________    ______    _________  _____________
CLOSED-END FUND (2%):
AINV       Apollo Investment Corporation (4)                                 2%            379       $  8.88    $  3,366
COMMON STOCKS (98%):
Consumer Discretionary (8%):
LEG        Leggett & Platt, Incorporated                                     2%            118         28.60       3,375
MDC        M.D.C. Holdings, Inc.                                             2%             86         39.04       3,357
MAT        Mattel, Inc.                                                      2%             89         37.78       3,362
NWL        Newell Rubbermaid Inc.                                            2%            147         22.93       3,371
Consumer Staples (12%):
MO         Altria Group, Inc.                                                2%            102         32.99       3,365
KO         The Coca-Cola Company                                             2%             90         37.51       3,376
CAG        ConAgra Foods, Inc.                                               2%            107         31.51       3,372
HNZ        H.J. Heinz Company                                                2%             57         59.50       3,391
KMB        Kimberly-Clark Corporation                                        2%             39         86.33       3,367
PM         Philip Morris International Inc.                                  2%             38         89.14       3,387
Energy (2%):
XOM        Exxon Mobil Corporation                                           2%             37         90.20       3,337
Financials (34%):
AMP        Ameriprise Financial, Inc.                                        2%             51         65.40       3,335
AJG        Arthur J. Gallagher & Co.                                         2%             95         35.47       3,370
AVB        Avalonbay Communities, Inc. (5)                                   2%             24        138.58       3,326
DRE        Duke Realty Corporation (5)                                       2%            224         15.04       3,369
EQY        Equity One, Inc. (5)                                              2%            152         22.19       3,373
ESS        Essex Property Trust, Inc. (5)                                    2%             22        152.66       3,359
HCP        HCP, Inc. (5)                                                     2%             73         46.25       3,376
HCN        Health Care REIT, Inc. (5)                                        2%             54         62.07       3,352
HCBK       Hudson City Bancorp, Inc.                                         2%            392          8.58       3,363
KIM        Kimco Realty Corporation (5)                                      2%            170         19.83       3,371
OHI        OMEGA Healthcare Investors, Inc. (5)                              2%            134         25.18       3,374
PLD        Prologis, Inc. (5)                                                2%             87         38.72       3,369
PSA        Public Storage (5)                                                2%             23        148.09       3,406
O          Realty Income Corporation (5)                                     2%             77         43.92       3,382
SLM        SLM Corporation                                                   2%            200         16.82       3,364
VTR        Ventas, Inc. (5)                                                  2%             51         65.53       3,342
WRI        Weingarten Realty Investors (5)                                   2%            121         27.75       3,358
Health Care (6%):
BAX        Baxter International Inc.                                         2%             50         67.19       3,360
JNJ        Johnson & Johnson                                                 2%             46         72.90       3,353
PFE        Pfizer Inc.                                                       2%            125         26.83       3,354

                    Schedule of Investments (cont'd.)

      Dorsey Wright Relative Strength Dividend Portfolio, Series 8
                                 FT 3947


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2013


                                                                           Percentage
                                                                           of Aggregate    Number    Market     Cost of
Ticker Symbol and                                                          Offering        of        Value per  Securities to
Name of Issuer of Securities (1)(3)                                        Price           Shares    Share      the Trust (2)
___________________________________                                        ____________    ______    _________  _____________
COMMON STOCKS (cont'd.):
Industrials (4%):
DLX        Deluxe Corporation                                                2%            102       $ 33.15    $  3,381
GE         General Electric Company                                          2%            158         21.30       3,365
Information Technology (10%):
ADI        Analog Devices, Inc.                                              2%             78         43.06       3,359
ADP        Automatic Data Processing, Inc.                                   2%             57         59.17       3,373
KLAC       KLA-Tencor Corporation                                            2%             65         51.89       3,373
MOLX       Molex Incorporated                                                2%            118         28.45       3,357
STX        Seagate Technology +                                              2%             96         35.01       3,361
Materials (2%):
PKG        Packaging Corporation of America                                  2%             84         39.94       3,355
Telecommunication Services (4%):
T          AT&T Inc.                                                         2%            101         33.20       3,353
VZ         Verizon Communications Inc.                                       2%             80         42.13       3,370
Utilities (16%):
LNT        Alliant Energy Corporation                                        2%             74         45.65       3,378
DTE        DTE Energy Company                                                2%             55         61.28       3,370
DUK        Duke Energy Corporation                                           2%             51         66.02       3,367
NI         NiSource Inc.                                                     2%            129         26.03       3,358
NVE        NV Energy Inc.                                                    2%            181         18.55       3,358
PNW        Pinnacle West Capital Corporation                                 2%             65         52.13       3,388
SCG        SCANA Corporation                                                 2%             73         45.84       3,346
WR         Westar Energy, Inc.                                               2%            115         29.38       3,379
                                                                           ____                                 ________
              Total Investments                                            100%                                 $168,273
                                                                           ====                                 ========
___________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 18, 2013. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $168,625 and $352, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 2% of the investments of the Trust.

(4) This Security represents the common stock of a closed-end fund which has elected to be treated as a Business Development Company.

(5) This Security represents the common stock of a real estate investment trust ("REIT"). REITs comprise approximately 26% of the investments in the Trust.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3947, consists of a single portfolio known as Dorsey Wright Relative Strength Dividend Portfolio, Series 8.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee, and in turn the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in the "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of the Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks above-average total return through a combination of capital appreciation and dividend income.

Dorsey Wright & Associates.

Dorsey Wright & Associates ("DWA") is an independent and privately owned registered investment advisory firm whose business includes two areas:

o Professional management of equity portfolios for investors.

o Investment research services for numerous broker/dealers and large institutions around the world.

The cornerstone of the DWA approach is technical analysis, and in particular, the law of supply and demand, which gives them the discipline to make timely investment decisions. In their analysis, relative strength plays a very important role. To put it simply, relative strength is a measure of a stock's performance in relation to its peers. DWA believes it has refined its relative strength investment approach, creating a valuable and robust tool for stock selection that relies on unbiased, unemotional and objective data.

The Dorsey Wright Relative Strength Dividend Portfolio invests in stocks selected by DWA using their proprietary investment process and is designed to be held over the fixed term of the Trust.

The Importance of Dividends.


Dividends have historically been one of the few constants in the world of investing, and they have had a significant impact on stock performance, contributing nearly half of the stock market's total return. According to Ibbotson Associates, dividends have provided approximately 43% of the 9.84% average annual total return on the S&P 500 Index from January 1926 through December 2012. Of course, past performance is no guarantee of future results.


Portfolio Selection Process.

Through its selection process, DWA seeks to identify those companies they believe will meet the dividend objective of this portfolio.

Identify the Universe. The first step in the selection process is to identify the universe of stocks from which the portfolio is selected. DWA begins with the companies listed in the S&P 900 Index.

Measure Relative Strength Ratings. All of the securities in the universe are scored on several measures of relative strength. These measures rank securities based on intermediate-term price performance relative to a broad market benchmark, and relative to the other securities in the universe. Each security is given a score that allows DWA to determine where it ranks relative to all other securities in the universe with no subjectivity. Each security must meet a minimum relative strength ranking score to be eligible for inclusion in the portfolio.

Determine the Portfolio's Sector Weighting Exposure. The next step in the process is to determine the portfolio's sector exposure. The sector weightings are determined by a combination of current market weights, the relative strength ranking and those with the highest dividend yield of the securities within each sector. The goal is to achieve a portfolio of high relative strength securities with an overall sector weighting close to current market weights.

Select the Portfolio. The final step is to select the top 50 companies for the portfolio based on a combination of relative strength and dividend yield. The stocks are equally-weighted within the portfolio.

The S&P 900 Index is a broad market portfolio representing the large- and mid-cap companies of the U.S. equity market. The S&P 900 combines two leading indexes: the S&P 500 and the S&P MidCap 400. The S&P 500 makes up approximately 92% of this index and the S&P MidCap 400 makes up the remaining 8%. The combined index covers over 80% of the U.S. market capitalization.


Closed-End Fund. The Closed-End Fund was selected for the portfolio based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund, the current dividend yield of the Closed-End Fund, the quality and character of the securities held by the Closed-End Fund, and the expense ratio of the Closed-End Fund, while attempting to limit the overlap of the securities held by the Closed-End Fund.


From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that the portfolio may not perform as described above. Of course, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in a portfolio of Common Stocks and a Closed-End Fund. The value of the Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Closed-End Funds. One of the Securities in the Trust is a closed-end fund which has elected to be treated as a Business Development Company. Closed-end funds are actively managed investment companies which invest in various types of securities. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Common Stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of financial companies, which include REITs.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Furthermore, participants may be subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Proposed legislation calls for swift government intervention into the financial markets. Proposals include the creation of a Financial Services Oversight Council, comprised of the heads of various regulatory agencies, to facilitate coordination and information sharing among these agencies and to identify systemic risks. This council would advise the Federal Reserve Board ("FRB") on the identification of any firm whose failure could pose a threat to overall U.S. financial stability due to its combination of size, leverage, and interconnectedness with other financial institutions. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards. Additional proposed legislation, if enacted, would create the National Bank Supervisor, which would replace the Office of Thrift Supervision, to conduct prudential supervision and regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks.

Legislation has also been proposed which would allow the U.S. Department of the Treasury ("U.S. Treasury") and the FDIC to create a resolution regime in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. The FDIC would "take over" a bank in situations when the firm is in default or in danger of defaulting and such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. Whether these proposals will be enacted and what effects they will have on companies in the financial sector cannot be predicted.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. However, legislation has been proposed that would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 ("BHC Act"). Under the proposed legislation, these companies would be required to register as bank holding companies with the FRB and would be subject to capital and other regulatory requirements of traditional banks. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of a REIT's shares and the ability of a REIT to distribute income may be adversely affected by several factors, including rising interest rates, a deterioration in the national, state and local economic climate and a reduction in the availability of obtaining financing on acceptable terms or at all. In the second half of 2007 the residential mortgage and capital markets began showing signs of stress, primarily in the form of escalating default rates on sub-prime mortgages, declining home values and increasing home inventories nationwide. In 2008, the "credit crisis" spread to the broader commercial credit and financial markets resulting in illiquidity and volatility in the bond and equity markets. The current economic recession is negatively affecting all businesses, including REITs. These conditions have contributed to volatility of unprecedented levels. As a result, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. If these market conditions continue, they may limit the ability of REITs and their tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs, resulting in materially adverse effects to a REIT's financial condition and the value of its securities.

REITs are impacted by the financial condition of their tenants, and will be adversely affected in the event tenant bankruptcies or defaults increase. If rental revenues and/or occupancy levels decline, a REIT generally would expect to have less cash available to pay indebtedness and for distribution to shareholders. In addition, some major REIT expenses, including mortgage payments, real estate taxes and building maintenance costs, generally do not decline when the related rents decline. REITs are also impacted by perceptions of prospective tenants and customers of the safety, convenience and attractiveness of the properties, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, increased competition from new properties, the timing and costs associated with property improvements and whether they are able to pass some or all of any increased operating costs through to tenants, changes in market rental rates, and the ability of the owner to provide adequate management, maintenance and insurance on their properties.

REITs may be adversely affected by increased government regulations impacting their properties, including changes in taxation or zoning laws, the impact of present or future environmental legislation and compliance with environmental laws, the cost of complying with the Americans with Disabilities Act or other safety regulations and requirements, and other factors beyond a REIT's control. In addition, terrorist attacks, such as those of September 11, 2001 in New York City and the Washington, DC area, or natural disasters, such as hurricanes, earthquakes or floods, may adversely affect the value of properties located in the impacted areas or other similarly situated areas. In the aftermath of a terrorist attack or natural disaster, tenants in these areas may choose to relocate their businesses to less populated, lower-profile areas of the United States or areas less likely to be impacted by future terrorist activity or natural disasters. This in turn would trigger a decrease in the demand for space in these areas, which could increase vacancies in properties located in such areas and force REITs with such properties to lease space on less favorable terms. As a result, the value of properties in such areas and the level of revenues and cash flows to REITs which own such properties could decline materially.


Business Development Companies. One of the Securities in the Trust is issued by a business development company ("Business Development Company"). A Business Development Company is a closed-end investment company that invests in and lends to private middle-market businesses. Business Development Companies are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the Securities and Exchange Commission. Business Development Companies are unique in that at least 70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in Business Development Companies is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investor' perceptions regarding the funds or their underlying investments change. Business Development Companies are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

The Business Development Company included in the Trust may employ the use of leverage in its portfolio through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a Business Development Company, this leverage also subjects the Business Development Company to increased risks, including the likelihood of increased volatility and the possibility that the Business Development Company's common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises.

Foreign Securities. One of the Securities in the Trust is issued by a foreign entity, which makes the Trust subject to more risks than if it invested solely in domestic securities. This Security is either directly listed on a U.S. securities exchange or is in the form of an ADR which is listed on a U.S. securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.


Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

Securities Selection. While DWA has carefully evaluated and approved the Securities in the Trust for this purpose, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units. In addition, DWA, in its general securities business acts as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for the Trust, thereby benefiting. In the future, DWA may seek to provide investment banking or other services to any of the issuers of the Securities.

             Portfolio Securities Descriptions


Consumer Discretionary
______________________

Leggett & Platt, Incorporated, headquartered in Carthage, Missouri, is a manufacturer of a wide range of engineered products which include residential and commercial furnishings, aluminum products, industrial materials and specialized products.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Newell Rubbermaid Inc., headquartered in Atlanta, Georgia, is a global manufacturer and full-service marketer of name-brand consumer products serving volume purchasers, including discount stores and warehouse clubs, home centers and hardware stores, and office superstores and contract stationers.

Consumer Staples
________________

Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery company.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Energy
______

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Financials
__________

Ameriprise Financial, Inc., headquartered in Minneapolis, Minnesota, provides financial planning, asset management, and insurance services to individuals, businesses, and institutions.

Arthur J. Gallagher & Co., headquartered in Itasca, Illinois, and its subsidiaries are engaged in providing insurance brokerage, risk management and related service to clients in the United States and abroad.

Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.

Duke Realty Corporation, headquartered in Indianapolis, Indiana, is a self-managed real estate investment trust that owns a portfolio of rental properties, primarily industrial and office space. The company also provides related leasing and property management services.

Equity One, Inc., headquartered in North Miami Beach, Florida, is a real estate investment trust that engages in the ownership, management, acquisition, renovation and development of neighborhood and community shopping centers in the United States.

Essex Property Trust, Inc., headquartered in Palo Alto, California, is a real estate investment trust that engages in the ownership, operation, management, acquisition, development and redevelopment of apartment communities primarily on the West Coast of the United States.

HCP, Inc., headquartered in Long Beach, California, operates as a real estate investment trust that, through its subsidiaries and joint ventures, invests in health care-related properties and provides mortgage financing on health care facilities.

Health Care REIT, Inc., headquartered in Toledo, Ohio, is a self-managed real estate investment trust that invests in healthcare facilities, primarily nursing homes and assisted living facilities.

Hudson City Bancorp, Inc., headquartered in Paramus, New Jersey, is the holding company for Hudson City Savings Bank, which operates a general banking business through a network of offices and branches located throughout New Jersey.

Kimco Realty Corporation, headquartered in New Hyde Park, New York, is a self-managed real estate investment trust that owns and operates neighborhood and community shopping centers in 44 states.

OMEGA Healthcare Investors, Inc., headquartered in Timonium, Maryland, operates as a real estate investment trust that invests in income-producing healthcare facilities, principally long-term care facilities.

Prologis, Inc., headquartered in San Francisco, California, is a real estate investment trust that acquires and operates industrial properties in the United States. The company's properties are located in major distribution markets near freeway systems, airports, and seaports.

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Realty Income Corporation, headquartered in Escondido, California, is a self-managed real estate investment trust engaged in acquisition;
leasing; legal, retail, and real estate research; portfolio management; and capital markets.

SLM Corporation, headquartered in Reston, Virginia, provides a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders and students.

Ventas, Inc., headquartered in Louisville, Kentucky, is a self-managed real estate investment trust that owns skilled nursing facilities, hospitals and personal care facilities in 46 states across every region of the United States.

Weingarten Realty Investors, headquartered in Houston, Texas, operates as a real estate investment trust engaging in the management, acquisition, and development of shopping center and industrial real estate.

Health Care
___________

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the healthcare field.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Industrials
___________

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns a minority share of NBC Universal Media, LLC, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Information Technology
______________________

Analog Devices, Inc., headquartered in Norwood, Massachusetts, designs, manufactures, and sells a broad line of high-performance integrated circuits for analog and digital signal processing, which are used in various industries worldwide.

Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, is one of the largest providers of computerized transaction processing, data communication, and information services in the world.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Molex Incorporated, headquartered in Lisle, Illinois, engages in the design, manufacture and distribution of electronic components. The company offers terminals, connectors, planar cables, cable assemblies, interconnection systems, fiber optic interconnection systems, backplanes and mechanical and electronic switches.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Materials
_________

Packaging Corporation of America, headquartered in Lake Forest,
Illinois, engages in the manufacture and sale of container board and corrugated packaging products in the United States.

Telecommunication Services
__________________________

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Utilities
_________

Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers in North Carolina and South Carolina; operates interstate pipelines that deliver natural gas to various regions of the country; and markets electricity, natural gas and natural gas liquids.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

NV Energy Inc., headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power Company which engage in the distribution, transmission, generation and sale of electric energy.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the Portfolio Consultant's fee, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of

Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from April 19, 2013 through June 20, 2013. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum       Dealer
If you invest                sales charge       concession
(in thousands):*             will be:           will be:
__________________________________________________________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of the Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.


The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.


The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the

NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption and/or termination proceeds, or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total Sales                               Additional
(in millions):                            Concession:
_____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differs from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges


The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will indirectly pay a portion of the expenses of the underlying Closed-End Fund.


First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.


Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.


Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets).


Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash.This distribution is subject to taxation, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. This distribution is subject to taxation, and you will generally recognize gain or loss, generally based on the value at that time of the Units and the amount of cash received.The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.


Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.


Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.


If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In addition, for taxable years beginning before 2014, certain distributions attributable to short-term capital gain or portfolio interest may qualify for exemptions from withholding provided that the Trust makes certain elections.

Distributions after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2016.


Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. Distributions will consist of an amount substantially equal to the Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive a pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per Unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
               Dorsey, Wright & Associates,
    the Sponsor, Trustee, FTPS Unit Servicing Agent and
                         Evaluator

Dorsey, Wright & Associates.

Dorsey Wright & Associates is an independent and privately owned registered investment advisory firm whose business includes two areas:
1) Professional management of securities portfolios for individuals, trusts, retirement plans, corporations, foundations, endowments, and charitable organizations and 2) Investment research services for numerous broker/dealers and large institutions around the world.

Founded in 1987, Dorsey Wright & Associates is one of the largest private, independent technical research and asset management firms in the United States. The firm provides an extensive technical research database for many of the most prominent firms in the industry. Additionally, the firm's team of research analysts provides consulting services to financial professionals to facilitate the use of technical analysis in their business. Dorsey Wright & Associates also sub-advises two variable insurance trusts for Rydex-SGI, sub-advises two global tactical asset allocation mutual funds for Arrow Funds, provides three Technical Leaders indexes to Invesco PowerShares, and serves as Portfolio Consultant for certain unit investment trusts sponsored by First Trust. Relative Strength is the cornerstone of the firm's investment process. Relative Strength is simple in concept, yet powerful in application.

Dorsey Wright & Associates has offices at the following locations: 9201 Forest Hill Avenue., Suite 100, Richmond, VA 23235 (Technical Research) and 595 East Colorado Blvd., Suite 518, Pasadena, CA 91101 (Money
Management).

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trust; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

      Dorsey Wright Relative Strength Dividend Portfolio, Series 8
                                 FT 3947

                                Sponsor:

                       First Trust Portfolios L.P.
                      Member SIPC  o  Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                 The Bank of New York Mellon

     120 East Liberty Drive                  101 Barclay Street
     Wheaton, Illinois 60187              New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132
                                 Please refer to the "Summary of Essential
                                    Information" for the Product Code.

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
    WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND
EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE
                            WOULD BE ILLEGAL.

                        ________________________

    This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-185472) and

-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            January 18, 2013


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 3947 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 18, 2013. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Dividends                                                    1
   Closed-End Funds                                             1
   Common Stocks                                                2
   Business Development Companies                               2
   Foreign Issuers                                              2
Litigation
   Tobacco Industry                                             3
Concentration
   Financials                                                   4

Risk Factors

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.


Closed-End Funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by the Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that the Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of the Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Common Stocks. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Business Development Companies. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that the Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of the Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.


Foreign Issuers. Since one of the Securities included in the Trust consists of a security of a foreign issuer, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentration

Financials. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. Proposed legislation calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. Proposals include the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Legislation regarding the banking industry has also been proposed which would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This proposed single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. S ince mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Recently, FASB Statement No. 157 changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2009. The maximum coverage limit will return to $100,000 per certificate of deposit on January 1, 2010, absent further legislation. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

                    CONTENTS OF REGISTRATION STATEMENT

A.    Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                   S-1


                                SIGNATURES

     The Registrant, FT 3947, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT
1392;  FT  1393;  FT 1422; FT 1423; FT 1524; FT 1525; FT 1573; FT 1590; FT
1635;  FT  1638;  FT 1639; FT 1693; FT 1711; FT 1712; FT 1770; FT 1809; FT
1829;  FT  1859;  FT 1863; FT 1888; FT 1894; FT 1911; FT 1937; FT 1977; FT
1991;  FT  1994;  FT 2038; FT 2051; FT 2057; FT 2079; FT 2092; FT 2106; FT
2107;  FT  2126;  FT 2159; FT 2165; FT 2170; FT 2181; FT 2220; FT 2253; FT
2261;  FT  2311;  FT 2326; FT 2356; FT 2364; FT 2386; FT 2408; FT 2427; FT
2462;  FT  2482;  FT 2488; FT 2489; FT 2517; FT 2530; FT 2548; FT 2603; FT
2611;  FT  2617;  FT 2618; FT 2659; FT 2668; FT 2681; FT 2709; FT 2746; FT
2747;  FT  2752;  FT 2753; FT 2772; FT 2824; FT 2866; FT 2871; FT 2878; FT
2879;  FT  2884;  FT 2893; FT 2935; FT 2939; FT 3007; FT 3008; FT 3016; FT
3017;  FT  3022;  FT 3024; FT 3025; FT 3032; FT 3109; FT 3128; FT 3161; FT
3166;  FT  3167;  FT 3183; FT 3196; FT 3260; FT 3266; FT 3302; FT 3306; FT
3310;  FT  3311;  FT 3320; FT 3335; FT 3336; FT 3367; FT 3370; FT 3397; FT
3398;  FT  3400;  FT 3412; FT 3419; FT 3428; FT 3430; FT 3438; FT 3449; FT
3451;  FT  3452;  FT 3453; FT 3472; FT 3480; FT 3514; FT 3520; FT 3521; FT
3527;  FT  3529;  FT 3530; FT 3548; FT 3568; FT 3569; FT 3570; FT 3572; FT
3588;  FT  3590;  FT 3607; FT 3615; FT 3616; FT 3617; FT 3645; FT 3646; FT
3647;  FT  3650;  FT 3672; FT 3689; FT 3690; FT 3691; FT 3701; FT 3706; FT
3729;  FT  3740;  FT 3743; FT 3745; FT 3746; FT 3768; FT 3780; FT 3783; FT
3784;  FT  3845;  FT 3889; FT 3897; FT 3906; FT 3907; FT 3925; FT 3937; FT
3940; FT 3941 and FT 3999 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3947, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 18, 2013.


                                       FT 3947

                                       By     First Trust Portfolios L.P.
                                              Depositor


                                       By     Elizabeth H. Bull
                                              Senior Vice President


                                   S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


    Name                      Title*                               Date

James A. Bowen      Director of The Charger Corporation,   ) January 18, 2013
                    the General Partner of First Trust     )
                    Portfolios L.P.                        )
                                                           ) Elizabeth H. Bull
                                                           ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                   S-3


         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-185472 on Form S-6 of our report dated January 18, 2013, relating to the financial statement of FT 3947, comprising Dorsey Wright Relative Strength Dividend Portfolio, Series 8, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 18, 2013


                                   S-4


                            CONSENT OF COUNSEL

     The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

                   CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as
Exhibit 4.1 to the Registration Statement.


                                   S-5


                              EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 3947 and certain subsequent Series, effective January 18, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                   S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT
         1987).

3.1      Opinion of counsel as to legality of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                   S-7